787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 28, 2024

VIA EDGAR

Deborah O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock High Yield ETF
(Securities Act File No. 333-236575, Investment Company Act File No. 811-23511)
Response to Staff Comments

Dear Ms. O’Neal:

On behalf of BlackRock High Yield ETF (formerly, BlackRock High Yield Bond ETF) (the “Fund”), a series of BlackRock ETF Trust II (the “Trust”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Rachel I. Winters via telephone on April 25, 2024 (the “Initial Comments”) regarding Post-Effective Amendment No. 37 (“PEA No. 37”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 39 under the Investment Company Act of 1940, as amended, which was filed with the Commission on March 6, 2024. This letter also responds to the supplemental comment provided to the undersigned via email on May 9, 2024 (the “Supplemental Comment”) regarding the revisions to the Fund’s principal investment strategy disclosure sent to the Staff via email on May 3, 2024.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Initial Comments

Comment No. 1:	Please confirm the Trust will not file with the Amendment pursuant to Rule 485(b) prior to the effective date of PEA No. 37.

Response No. 1:	The Trust confirms it will not file the Amendment pursuant to Rule 485(b) prior to the effective date of PEA No. 37.

Comment No. 2:

With respect to the subsection entitled “Fund Overview – Fees and Expenses” of the Prospectus, please provide a completed fee table and expense example to the Staff at least one week prior to the effective date of the Amendment.

Response No. 2:	The completed fee table and expense example were provided supplementally to the Staff via email on May 28, 2024.

Comment No. 3:

Please confirm there will be no reimbursement of fees waived pursuant to the waivers described in the footnotes to the fee tables in the subsection in the Fund’s Prospectus entitled “Fund Overview – Fees and Expenses.”

Response No. 3:	The Trust confirms that fees waived pursuant to the fee waivers described in the above-referenced subsection are not subject to recoupment by the investment adviser.

Comment No. 4:

With respect to the subsection of the Prospectus entitled “Management – Prior Performance of Similarly Managed Accounts,” please confirm supplementally that the performance of the Similarly Managed Accounts reflects all actual fees, including any applicable sales loads.

Response No. 4:	The Trust confirms that the performance of the Similarly Managed Accounts in the above-referenced subsection reflects all actual fees, including any applicable sales loads.

Comment No. 5:

With respect to the subsection of the Prospectus entitled “Management – Prior Performance of Similarly Managed Accounts,” please confirm that the Fund has books and records necessary to support the calculation of the prior performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (“Advisers Act”).

Response No. 5:	The Trust confirms that the Fund has books and records necessary to support the calculation of the prior performance as required by Rule 204-2(a)(16) under the Advisers Act.

Comment No. 6:

In the subsection of the Prospectus entitled “Management – Prior Performance of Similarly Managed Accounts,” please revise the following sentence to state whether the returns of the Similarly Managed Accounts may have been higher or lower if the gross and net of fee performance for the Similarly Managed Accounts had been adjusted to reflect fees and expenses payable by the Fund: “If the gross and net of fee performance for the Similarly Managed Accounts had been adjusted to reflect fees and expenses payable by the Fund, the returns of the Similarly Managed Accounts may have been different than those shown.”

Response No. 6:	The requested change has been made.

Comment No. 7:

In the subsection of the Statement of Additional Information entitled “Creation and Redemption of Creation Units – Acceptance of Orders for Creations Units,” please delete the following language from romanette (iv) in the second sentence of the third paragraph: “or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status).”

Response No. 7:

The Trust respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances in romanette (iv) specified above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Proposing Release, the Commission’s discussion of creation and redemption transactions in Exchange-Traded Funds, Investment Company Act Release No. 33,646 (Sept. 25, 2019) [84 Fed. Reg. 87110] (the “Rule 6c-11 Adopting Release”), and the longstanding policy of the Commission with regard to the operation of ETFs under the 1940 Act. The Commission stated in the Rule 6c-11 Proposing Release, and again in the Rule 6c-11 Adopting Release, that the conditions included in Rule 6c-11 “are based upon existing exemptive relief for ETFs, which [the Commission believes] has served to support an efficient arbitrage mechanism[.]”

In adopting Rule 6c-11 and despite having the opportunity to do so, the Commission did not condition the relief on eliminating the discretionary right of rejection of individual creation orders. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an ETF may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the ETF. In this context, “suspension” is referring not to the rejection of individual orders, but instead to an across-the-board rejection of creation orders. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]” The Commission also states that an ETF may “suspend the redemption of creation units only in accordance with section 22(e) of the [1940] Act[.]” The Trust notes that rejecting individual creation orders does not implicate Section 22(e) of the 1940 Act as that provision only relates the right of redemption, not purchase orders.

The Trust believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Trust’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the exemptive relief for ETFs prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

The Trust also notes that its discretionary authority is consistent with the general authority reserved by open-end mutual funds registered under the 1940 Act, and that a fund may reject any direct purchase order from a particular investor or, in the case of an ETF, an Authorized Participant, but continue to accept purchase orders from other investors or Authorized Participants. The Trust believes that an ETF should not be required to accept any particular creation order if, in the ETF’s or its investment adviser’s judgment, accepting that particular order would disadvantage the ETF or other holders of the ETF’s shares (for example, if an order were so large relative to the size of the market for the ETF’s underlying holdings that the Fund would be unable to satisfy it).

The Trust notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Trust generally has an incentive to accept creation orders so that a fund increases in size, the Trust has rejected particular creation orders only in very rare circumstances.

Supplemental Comment

Comment No. 8:

In the subsection of the Prospectus entitled “Fund Overview – Principal Investment Strategies” and in the subsection of the Prospectus entitled “More Information About the Fund – Additional Information on Principal Investment Strategies,” each as revised by the Fund, please include a parenthetical statement that high yield investments are commonly referred to as “junk bonds.”

Response No. 8:	The requested change has been made.

*  *  *  *  *  *  *  *  *

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:	Janey Ahn, Esq., BlackRock, Inc.

Gladys Chang, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP